July 16, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0407

Attn: Jan Woo

Re:	Dell Inc.
Form 10-K/A for the Fiscal Year Ended February 1, 2013
Filed June 3, 2013
File No. 000-17017

Ladies and Gentlemen:

Dell Inc. (“Dell” or the “Company”) hereby submits its responses to the Commission staff’s comment on the reviewed filing which was orally communicated to the Company on July 10, 2013. The Company has responded to the staff’s comment, which is set forth below in italicized text. The Company’s response is set forth in plain text immediately following the comment.

The Company has not amended the reviewed Form 10-K/A in connection with this supplemental submission. Because the Company does not propose any additional disclosure, it does not believe that any amendment to the reviewed Form 10-K/A is warranted.

Form 10-K/A for the Fiscal Year Ended February 1, 2013

1.	We note your response to comment two to our previous comment. Please tell us when and how you became aware of your sales to the Syrian government reported in the article and whether you were aware that any such sales were intended prior to their occurrence. Please discuss for us the extent of your potential liability for these sales under US sanctions or export laws and any consideration you have given to including disclosure about the matter in your public filings.

On March 15, 2013, the Company received an anonymous e-mail from a third-party through an inbox designated for the receipt of export communications. This communication from the unidentified party asserted that one of Dell’s authorized resellers was exporting computer equipment to the Syrian government in contravention of U.S. trade laws. The Company immediately initiated an internal investigation that currently is continuing in parallel with the subsequent government inquiries discussed in our letter dated July 2, 2013 to the staff. Prior to its receipt of the March 15 e-mail, the Company was not aware of these transactions and was not aware of the intention to complete these transactions at any time prior to their actual occurrence.

The Company’s on going internal investigation concerning this matter is in its early stages. At this time, it is not possible to determine whether the Department of Justice and/or the Bureau of Industry and Security might seek fines and penalties in the event of any violation, and, if so, what the amount of any such fines and penalties might be. To the extent that the U.S. government determines that Dell has liability, the U.S. government could bring criminal and/or civil charges. Under 50 U.S.C. § 1705(c) (setting penalties under the International Emergency Economic Powers Act), the maximum criminal penalty for a violation of 15 C.F.R. § 746.9 (the section of the Export Administration Regulations (“EAR”) proscribing exports to Syria) is a fine of $1,000,000 and up to 20 years in prison per violation. Under 50 U.S.C. § 1705(b), the maximum civil penalty for a violation of 15 C.F.R § 746.9 is the greater of $250,000 or twice the amount of the transaction that is the basis of the violation. Penalties also could be assessed under other laws and regulations such as 15 C.F.R. § 764.3 (general sanctions for violations of the EAR, including the denial of export privileges) or 18 U.S.C. § 1001 (civil and criminal penalties for false statements made to the U.S. government).

Dell has concluded that disclosure of this matter in its filings with the Commission to date is not required under any item of Regulation S K or pursuant to Rule 12b 20 under the Exchange Act in order to make the disclosures in Dell’s filings, in the light of the circumstances under which they were made, not misleading. In its consideration of its disclosure obligations, Dell has reviewed the potential impacts, within this disclosure framework, of the governmental inquiries described in Dell’s July 2 letter to the staff, Dell’s potential liability under the laws described above, and the other costs and potential consequences of the matter. Dell’s review of the requirements of Regulation S K has included consideration of:

• Item 101 (Business), including whether the matter could materially affect Dell’s products, services, relationships with customers or suppliers, or competitive conditions

• Item 103 (Legal Proceedings), including whether the governmental inquiries constitute “material pending legal proceedings” or “proceedings known to be contemplated by governmental authorities”

• Item 303 (MD&A), including whether the potential costs or other consequences of the matter could represent a material event, trend or uncertainty that is reasonably likely to have a material effect on Dell’s results of operations, liquidity or financial condition, or would cause Dell’s reported financial information not to be indicative of its future results of operations or financial condition

• Item 307 (Disclosure Controls and Procedures), including whether there are disclosable deficiencies in Dell’s disclosure controls and procedures related to the matter

• Item 503(c) (Risk Factors), including whether, in light of Dell’s existing risk factor disclosure, the matter constitutes a significant factor that makes an investment in Dell’s securities speculative or risky

Dell also has considered the matter for potential financial statement disclosure.

On the basis of the foregoing review, Dell has concluded that in light of, among other factors, the status of the matter as described in its July 2 letter to the staff, disclosure of the matter in Dell’s filings is not required or warranted as of this date. Dell will continue to evaluate its disclosure obligations in the context of developments relating to the matter.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff would like additional information, or if the staff has any questions or comments regarding the foregoing matter, please contact the undersigned at telephone number (512) 723- 0544.

Very truly yours,

/s/ Janet Wright

Janet B. Wright

Vice President and Assistant Secretary